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SEC FILE NUMBER
000-21783

CUSIP NUMBER
282914100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
8x8, Inc.

Full Name of Registrant

Former Name if Applicable

3151 Jay Street

Address of Principal Executive Office (Street and Number)
Santa Clara, CA   95054

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
8x8, Inc. (the "Company") was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2007 (the "2007 Form 10-K") with the Securities and Exchange Commission ("SEC") by June 14, 2007 because the Company identified an error in its accounting for common stock warrants and requires additional time to complete its consolidated financial statements and its assessment of the implications of the error on its report on internal control over financial reporting. The delay is attributable entirely to the Company's determination that certain of its common stock warrants originally classified as equity require classification as liabilities, with changes in fair value reported through operations. The warrants were issued to three investors in three different equity financings that the Company consummated in the fiscal years ended March 31, 2005 and 2006. The Company accounted for these warrants as equity under Emerging Issues Task Force Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". The Company will restate its financial statements for fiscal 2005 and 2006 to be included in its 2007 Form 10-K and also file amended reports on Form 10-Q for each of the first three quarters of fiscal year 2007. The Company has discussed this matter with its independent registered accounting firm PricewaterhouseCoopers LLP.
The Company expects to file its 2007 Form 10-K within the 15-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Daniel Weirich	(408)	727-1885
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Although the Company has not completed its final review of the effect of the restatement, the expected impact of the error on the years ended March 31, 2005, 2006 and 2007 is to increase non-current liabilities by $5 million, $7 million, and $3 million respectively, and decrease the reported net loss by $4 million, $1 million and $4 million, respectively.

8X8, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 14, 2007	By	/s/ Daniel Weirich

		Name:	Daniel Weirich
		Title:	Chief Financial Officer, Vice President of Finance and Secretary
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).